First Quarter 2010 Results Hydrogenics Corporation Hydrogen Energy Storage and Power Systems Exhibit 99.4

Safe Harbor Statement Certain statements in the Business Update and order backlog sections contain forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a sustained or broad economic recession, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; inability to obtain shareholder approval to allow and adjustment to the exercise price of our Series B warrants; unfavourable outcome of our litigation with Alpha Capital Anstalt; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our identifiable intangible assets and goodwill; failure of a significant market to develop our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of U.S. investors to enforce U.S. civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in our regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this. 2

3 Business Update Financial Update

4 Recent Highlights Posted highest quarterly revenue in over a year Up 21% versus 1Q09 and 60% sequentially from 4Q09 OnSite Generation returned to profitability Closed offering pursuant to prospectus, with net proceeds of $4.6 million on January 14, 2010 Resolved APC case, with net proceeds of $1.2 million Ended quarter with strong backlog of $18.9 million 2010 continues to look favourable

5 OnSite Generation Operations rebounding Returned to segment profitability – first time since 1Q09 $3.7 million of orders booked during quarter Includes Vattenfall fueling station Continuing interest for renewable energy applications

6 Power Systems Award activity $2.2 million of orders booked during quarter, including Canadian Space Agency and UNIDO Continued solid award activity anticipated for 2010 Working with CommScope across new markets Solidifying position in core segments: Energy storage Mass transportation, heavy duty vehicles, boats, and standby power

7 Business Update Financial Update

Notes Revenues were $6.7 million for the three months ended March 31, 2010 reflecting higher revenues in our OnSite Generation business unit. Revenues Three months ended March 31, 2010 $M Revenues by Business Unit 5.5 6.7 21% 8 $M Revenues 0 1 2 3 4 5 6 7 2009 2010 Power Systems OnSite Generation 0 2 4 6 8 10 OnSite Generation Power Systems 3.8 1.8 5.9 1.0 2009 2010

Three months ended March 31, 2010 Gross Profit by Business Unit 29.5 17.5 12.0 Percentage Points Gross Profit Notes Gross profit was 17.5% for the three months ended March 31, 2010, a decrease of 12.0 percentage points from the comparable period in 2009 reflecting pricing pressure on orders booked during 2009. % 9 Gross Profit % 0 5 10 15 20 25 30 2009 2010 Test Systems Power Systems OnSite Generation 0 5 10 15 20 25 30 35 OnSite Generation Power Systems 33.9 12.3 15.5 31.2 2009 2010

Three months ended March 31, 2010 Notes Cash operating costs for the three months ended March 31, 2010 reflect prudent cost management and the benefit of business streamlining initiatives undertaken during the first quarter of 2009 partially offset by our estimate of $1.0 million of non-cash costs to settle our matter with Alpha Capital Anstalt and Iroquois Master Fund Ltd. Cash operating costs are defined as the sum of selling, general and administrative expenses and research and product development, less stock-based compensation expense. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 15 for a reconciliation of this measure to loss from operations. 10 Cash Operating Costs 4.4 $M 5.3 3.5 3.6 0.9 1.7 18%

Three months ended March 31, 2010 11 Net Loss 3.6 $M 4.0 3.4 3.4 0.6 11%

Q4/09 Backlog Orders Received Orders Delivered Q1/10 Backlog OnSite Generation $ 16.4 $ 3.7 $ 5.9 $ 14.2 Power Systems 3.3 2.2 0.8 4.7 Total $ 19.7 $ 5.9 $ 6.7 $ 18.9 As at March 31, 2010 12 Order Backlog (in $millions) In addition to the $6.7 million in revenue for the three months ended March 31, 2010, we currently anticipate delivering and recognizing as revenue substantially all of our current backlog in the remainder of 2010.

 Cash and cash equivalents, and restricted cash $ 13.1 $ 11.0 2.1 19.0 Accounts and grants receivable 4.3 4.2 0.1 2.3 Inventories 8.0 11.7 (3.7) (31.6) Accounts payable and accrued liabilities 12.9 14.8 (1.9) (12.8) Dec. 31 2009 $ % ($M) Change Mar. 31 2010 13 Balance Sheet Highlights

Three months ended Mar. 31 Change 2010 2009 $ % Revenues 6.7 5.5 1.2 21.8 Gross Profit 1.1 1.6 (0.5) (31.3) % of Revenues 17.5 29.5 Operating Expenses Selling, general and administrative 3.5 3.7 (0.2) (5.1) Research and product development 0.9 1.7 (0.8) (47.1) EBITDA (3.3) (3.8) 0.5 13.1 Notes EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows. Refer to slide 16 for a reconciliation of this measure to net loss. 14 Q1 Results (in $ millions)

Three months ended March 31, 2010 Cash Operating Costs $ 4.4 Less: Gross profit (1.2) Add: Stock-based compensation 0.1 Add: Amortization of property, plant and equipment 0.2 Loss From Operations $ (3.5) Cash Operating Costs (in $millions) 15 Reconciliation of Non-GAAP Measures

Three months ended March 31, 2010 EBITDA loss $ (3.3) Add: Amortization of property, plant and equipment 0.2 Less: Other (income) expense (0.1) Net Loss $ (3.6) EBITDA (in $millions) 16 Reconciliation of Non-GAAP Measures

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